PHI
Pepco Holdings, Inc.

BUILDING VALUE



Pepco Holdings, Inc. Analyst Conference
Washington, D.C.
April 4, 2008

Safe Harbor Statement



Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Strategic Overview



Dennis Wraase

Chairman and Chief Executive Officer

Conference Objectives

- Provide an update on PHI's strategy, our progress to date and how our strategy is responsive to our evolving business and political environment.

- Provide an update on our regulatory status, including our regulated returns and the progress of our Blueprint proposals.

- Provide an update on the status of our Mid-Atlantic Power Pathway project.

- Provide an update on our financial progress, insight to our future financing plans, and convey our commitment to investment grade credit ratings.

PHI Overview







Pepco Holdings Inc

$9.4B Revenues
$15.1B Total Assets
$5.9B Market Cap
1.8 Million Electric Customers
122,000 Gas Customers

Regulated Electric & Gas Delivery Business







pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

64% of Operating Income

Competitive Energy/ Other





conectiv energy
pepco Energy Services
PHI Investments

36% of Operating Income

Note: Financial and customer data as of December 31, 2007. Operating Income percentage calculations are for the year ended December 31, 2007, net of special items. See appendix for details.

Recent Financial Performance



GAAP Earnings Per Share			PHI Business Units	Earnings Per Share excluding Special Items		
Year Ended December 31,				**Year Ended December 31,**		
2007	**2006**			**2007**	**2006**	
$1.20	$1.00		Power Delivery	$1.01	$1.00	
$0.38	$0.25		Conectiv Energy	$0.38	$0.21	
$0.20	$0.11		Pepco Energy Services	$0.20	$0.18	
$0.24	$0.26		Other Non-Regulated	$0.24	$0.26	
($0.30)	($0.32)		Corporate & Other	($0.30)	($0.32)	
$1.72	$1.30		**Total PHI**	$1.53	$1.33	

Note: Management believes the special items are not representative of the Company's ongoing business operations. See Appendix for details.

2007 Financial Highlights

Financial Overview

- Through 2007 provided three year 56% total return to shareholders
- Increased the annual dividend by 4% in January 2008
- Added to the S&P 500 Index

Delivering on Value

- Earnings per share, excluding special items, was up 15% over 2006
- Announced new growth investment in our Power Delivery and Conectiv Energy business units
- Total shareholder return for 2007 was 17%
- Increased dividend 4% in January 2008 to an equivalent annual rate of $1.08 per share
- Added to the S&P 500 Index

Strengthening Financial Position

- Advanced a planned equity issuance in 2008 to fall 2007, improving equity ratio by 2%
- $230 million net debt paid down in 2007
- Increased our credit line facility by $300M to $1.5B

2007 Business Highlights

Power Delivery

- Successfully completed four distribution base rate cases
  - Rate increases approved in each jurisdiction
  - Implemented revenue decoupling in Maryland
- Received approval for Mid-Atlantic Power Pathway transmission project by PJM
- Filed Blueprint for the Future programs in each jurisdiction

Conectiv Energy

- Achieved 25% increase in gross margin, which was above the mid-point of the forecasted range
- Committed to projects that will add 645 MWs in eastern PJM

Pepco Energy Services

- Set record for retail electric sales; up 48% over 2006
- Served nearly 800 MWs of load in expansion markets (NY, MA, IL)

Our Plan is Responsive to Industry Trends and Challenges



PHI Pepco Holdings Inc

Trends and Challenges

Political Intervention

High fuel prices and volatility

Capacity constrained wholesale market

Climate Change

Rising customer expectations about reliability and concerns about price

Improving energy efficiency

PHI

PHI Responses

Proactive regulatory response

Decoupling

Replacing aging infrastructure to maintain reliability

Blueprint for the Future

MAPP and other transmission projects

Opportunities to build gas fired generation

Meeting needs of C&I customers to improve energy efficiency



Strategic Positioning

Power Delivery remains the predominant source of operating income, providing 60-70% of operating income over the planning period

- Rate base nearly doubling
- Proactive in response to climate change
- Pursuing regulatory success
- Continually improving operational value

The competitive energy businesses are strategic and integral components of PHI's growth

- CE generation portfolio will increase by 645 MW over the planning period
- CE Mid-merit fleet has a light carbon footprint
- CE has a very experienced management team
- PES is the 5th largest retail energy marketer in US
  - A leader in energy efficiency
  - Active in renewable energy opportunities

PHI's Leadership in Action



PHI is committed to:

- Increasing shareholder value

- Maintaining investment grade ratings

- Increasing dividend in line with utility earnings growth

- Achieving earnings growth in Power Delivery through infrastructure investments and constructive regulatory outcomes

- Increasing the value of competitive energy businesses that serve wholesale and retail markets

- Pursuing technologies and practices that promote energy efficiency, conservation, and the reduction of green house gas emissions

- Helping customers better manage their energy usage

PHI's Leadership in Action – Partnering to Accelerate Change



- ## Clinton Global Initiative

  - Reducing greenhouse gases through energy efficiency

- ## IBM's Intelligent Utility Network Coalition

  - Accelerating the adoption of advanced utility technologies to modernize the electric grid

- ## EPA's National Action Plan for Energy Efficiency

  - Meeting the challenges of high energy prices, energy security and independence, air pollution and global climate change

- ## Mid-Atlantic Grid Interactive Cars (MAGIC) Consortium

  - Partnering with the University of Delaware, PJM and others to research the IT and electric distribution infrastructure that will allow plug-in electric vehicles parked at customers home and work places, to store and release power as needed.

- ## Day in the Life of a Customer in 2015

  - Partnered with seven utilities to produce a video depicting the potential utility residential customer experience in 2015. Provides a compelling view of the likely impact that technology and information will have during the course of a typical day.

Building Value



- Power Delivery Infrastructure Investments
- Blueprint Implementation
- Successful Regulatory Outcomes
- Growth of Conectiv Energy
- Growth of Pepco Energy Services
- Dividend Growth

Building Shareholder Value

Summary

We're well positioned for strategic and financial success

- Our plan addresses customer expectations, is responsive to regulators and legislators, and contributes to the climate change solution

- We have a diversified portfolio of regulated and competitive energy businesses with a track record of proven results

- We will invest in our businesses to increase shareholder value

- We will finance our prudent growth plan to maintain our credit ratings

Today's Agenda

- **Power Delivery – Joe Rigby**

- **Power Delivery Regulatory Overview – Tony Kamerick**

- **Conectiv Energy – Dave Velazquez**

- **Pepco Energy Services – John Huffman**

- **Financial Overview – Paul Barry**

- **Closing Remarks – Dennis Wraase**



Strategic Overview

Dennis Wraase

Chairman and Chief Executive Officer

Appendix

Reconciliation of Operating Income



PHI Pepco Holdings Inc

Reported Operating Income Reconciled to Operating Income Excluding Special Items

For the twelve months ended December 31, 2007

(Dollars in Millions)

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$530.6	$148.5	$58.2	$71.2	($1.9)	$806.6
Percent of operating income	*65.8%*	*18.4%*	*7.2%*	*8.8%*	*-0.2%*	*100.0%*
Special Item included in Operating Income						
Mirant bankruptcy damage claims settlement	(33.4)					(33.4)
Maryland income tax settlement fees	2.9					2.9
Operating Income excluding Special Item	$500.1	$148.5	$58.2	$71.2	($1.9)	$776.1
Percent of operating income excluding special item	*64.4%*	*19.1%*	*7.5%*	*9.2%*	*-0.2%*	*100.0%*

Note: Management believes the special items are not representative of the Company's core business operations.

Reconciliation of Earnings Per Share



GAAP EPS to EPS Excluding Special Items

| | Twelve Months Ended December 31 | |
	2007	**2006**
Reported (GAAP) Earnings per Share	$ 1.72	$ 1.30
Special Items:		
Impairment loss on energy services assets	-	0.07
Gain on disposition of interest in a co-generation facility	-	(0.04)
Maryland income tax settlement	(0.09)	-
Mirant bankruptcy damage claims settlement	(0.10)	-
Net Earnings per Share, excluding Special Items	$ 1.53	$ 1.33

Note: Management believes the special items are not representative of the Company's ongoing business operations.

Power Delivery



Joe Rigby

President and Chief Operating Officer

Business Overview



Combined Service Territory

2007 Power Delivery Key Metrics

Revenues	$5,244.2M
Earnings	$231.8M
O&M	$667.0M
Capital Exp.	$554.2M



Regulatory Diversity*

- New Jersey 20%
- District of Columbia 23%
- Delaware 18%
- Maryland 39%



Diversified Customer Mix*

- Residential 35%
- Commercial 47%
- Government 10%
- Industrial 8%

* Based on 2007 MWh Sales; excludes Virginia operations sold on 1/2/08.

Business Overview

Power Delivery







	Electric	*Electric*	*Gas*	*Electric*
Customers	▶ 760,000	▶ 496,000	▶ 122,000	▶ 544,000
GWh	▶ 27,451	▶ 13,262	▶ N/A	▶ 10,187
Mcf (000's)	▶ N/A	▶ N/A	▶ 20,700	▶ N/A
Service Area	▶ 640 Square Miles	▶ 5,338 Square Miles	▶ 275 Square Miles	▶ 2,700 Square Miles
	▶ District of Columbia, major portions of Prince George's and Montgomery Counties	▶ Major portions of Delmarva Peninsula	▶ Northern Delaware	▶ Southern New Jersey
Population	▶ 2.1 million	▶ 1.3 million	▶ .5 million	▶ 1.0 million

Note: Based on 2007 Annual Data; Delmarva Power excludes Virginia operations sold on 1/2/08.

Building Value


Infrastructure Investments
Blueprint Implementation
Operational Value
Customer Growth
Regulatory Success
Building Shareholder Value

Mid-Atlantic Power Pathway (MAPP) Project

- **230 mile, 500kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Preliminary cost estimate - $1.05 billion; completion by 2013**
- **ROE authorized in FERC formula rates - 11.3%**



Lackawanna
Wilkes-Barre
Berwick
Susquehanna
Jefferson
Roseland
Newark
Trenton
Philadelphia
Cardiff
Bedington
Salem
Dennis
Baltimore
Kemptown
Steele
Meadow Brook
Loudoun
Washington, DC
Burches Hill
Chalk Pt.
Indian River
Possum Pt.
Vienna
Loretto
Piney Grove
North Anna
Calvert Cliffs
Regional Transmission Projects
AEP/AP 765 kV
AEP/AP 500 kV
AP/Dominion 500 kV
PPL/PSE&G/First Energy 500 kV
MAPP Project 500 kV
Nuclear Generation
Fossil Generation
Substation

Status of the MAPP Project

- **PJM Board approved the 500kV portion of the project on 10/17/07**
- **PJM evaluating the 230kV upgrades for local reliability**
- **PHI continues to evaluate the installation of a Direct Current system under the Chesapeake Bay**

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Update April 2008

- **Project Management team has been selected and is working/communicating with key government and community stakeholders.**

- **PHI is sponsoring community information meetings along each major segment.**

  - Community meetings have been held in Southern Maryland with positive results; letters of support sent to MD governor and legislature leaders.

  - Focus group meetings are scheduled for Eastern Shore Maryland with community meetings to follow soon after.

- **A project Web site (www.powerpathway.com) went live in February 2008.**

- **Environmental studies contractors were selected in February; work began in late March 2008.**

- **Transmission Engineering design contractor for Pepco line section was selected in March 2008.**

MAPP - Environmental Stewardship



The MAPP project will be sensitive to environmental concerns:

- A majority of the project will be built on, or adjacent to, existing rights of way

- The line will include an underwater crossing of the Chesapeake Bay using the most advanced underwater line placement technology

- MAPP will use environmentally-conscious construction techniques to minimize its impact

- Full environmental impact studies will be developed for all sensitive areas and the public will be encouraged to provide input during this process

- Throughout the MAPP project, we will work with local, state and federal regulatory agencies as well as environmental organizations to address wildlife, vegetation, aquatic and other environmental concerns

Environmental Stewardship

USE OF HELICOPTER SETTING POLES

CABLE BURIAL TECHNIQUES







MATTING IN WETLANDS

MAPP – Key Next Steps

- PHI and PJM are reviewing different technologies for performing the Chesapeake Bay crossing; PHI expected to have recommendation to PJM during Q2 2008

- Certificate of Public Convenience and Necessity (CPCN) filing in Maryland is expected by Q1 2009

- Maryland PSC coordinates all studies and approves construction of the line in Maryland via the issuance of the CPCN

- PHI will work with the individual agencies to obtain the necessary permits and approvals in DE and NJ; NJBPU can exercise eminent domain authority

- File with FERC for incentives and recovery of CWIP and pre-commercial costs during Q2 2008

The ability to complete this project rests with two key elements – continuous communication of the need for the line and compliance with environmental regulations

MAPP - Project –Timeline



Oct. 2007*
2008
2009
2010
2011
2012
2013
Possum Pt. to Calvert Cliffs
24 Months
20 Months
Calvert Cliffs to Vienna
(Chesapeake Bay Crossing)
54 Months
18 Months
Vienna to Indian River
48 Months
24 Months
Indian River to Salem
36 Months
36 Months
Permitting & Right of Way
Construction

* PJM approval.

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP - Preliminary Cost and Timing

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	500 kV Total
2008	$ 17	$ 11	$ -	$ 28
2009	72	107	-	179
2010	30	210	1	241
2011	-	271	2	273
2012	-	185	3	188
2013	-	120	21	141
TOTAL	**$ 119**	**$ 904**	**$ 27**	**$ 1,050**

- Recovery of costs is determined by PJM/FERC and will be spread across PJM area.
- Excludes proposed 230kV lines being evaluated by PJM.
- Escalation of material, contract labor and right of way costs will impact estimates above.
- Excludes cost of a potential Direct Current underwater Chesapeake Bay crossing estimated at $375 million.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future



- **Responsive to customer expectations:**
  "Win – Win – Win"

  - Managing energy costs
  - Improving customer service
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**

  - Advanced metering infrastructure (AMI)
  - Demand side management applications

- **Programs will provide the tools customers need to move into the future:**

Energy Efficiency	*Demand Response*	*Renewable Energy*
Energy Audits	Smart Thermostat	Net Energy Metering
HVAC Efficiency	Innovative Rate Structures	Photovoltaic Installations
Efficient Lighting	PJM DR Market Portal	
Building Commissioning		
Custom Rebates		

- **Filed in DE, MD, DC and NJ in 2007**

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Blueprint for the Future

Pepco Holdings Inc

Our 2008 focus:


Meter Data Management
Advanced Metering Infrastructure
Communication Infrastructure
Regulatory
2008
Planning
Pre-deployment
Implementation
Strategy and Planning
Business Case and Regulatory Filing
Regulatory Approval
Selection and Contracting
Business Process Design
Deployment/ Operational Test
Post-Deployment

Blueprint for the Future –
from the Project Management Office



Meter Data Management (MDM)

- <u>Q4 2007</u> Itron selected as the MDM Vendor
- <u>Q4 2007</u> Contract negotiated and initial implementation planning completed
- <u>Q1 2008</u> Phase 1 implementation underway
- <u>Q2 2008</u> Overall Design will be completed
- <u>Q3 2008</u> September 2008 Live Implementation – Phase 1

Advanced Metering Infrastructure (AMI)

- <u>Q4 2007</u>   RFP for AMI was released
- <u>Q2 2008</u> Overall Solution and Vendor recommendation will be completed
- <u>Q4 2008</u> A field acceptance test will be conducted
- <u>2009</u>   Begin deployment (with concurrent deployment capability)



Communication Infrastructure

- <u>Q3 2007</u> IBM selected to assist PHI with an evaluation of potential technology options
- <u>Q4 2007</u> Technology recommendation completed
- <u>Q2 2008</u> IBM's assistance with vendor selection will be completed
- <u>Q2 2008</u> A proof of concept deployment plan will be completed
- <u>Q3 2008</u> Proof of concept / Field Acceptance Test will be completed
- <u>Q4 2008</u> Begin implementation (with concurrent deployment capability)



Blueprint for the Future - Estimated Capital Cost and Timing



(Dollars in Millions)

	2008	2009	2010	2011	2012	Total
Advanced Metering Infrastructure	$ 45	$ 118	$ 118	$ 99	$ 85	$ 465
Distribution Automation	6	12	18	14	14	64
Meter Data Management System	10	-	-	-	-	10
Total	**$ 61**	**$ 130**	**$ 136**	**$ 113**	**$ 99**	**$ 539**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Infrastructure Investment – Building Value



2008-2012 Construction Forecast

(Dollars in Millions)	2008	2009	2010	2011	2012	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 152	$ 158	$ 171	$ 180	$ 187	$ 848
Reliability (facility replacements/upgrades for system reliability)	166	191	192	204	223	976
Load (new/upgraded facilities to support load growth)	71	91	74	81	170	487
Distribution - Blueprint:	61	130	136	113	99	539
Transmission:						
Mid-Atlantic Power Pathway	28	179	241	273	188	909
Generation Retirements (Benning & Buzzard and Indian River)	1	10	75	126	7	219
Reliability (facility replacements/upgrades for system reliability)	102	86	117	47	17	369
Load and Other	77	37	45	97	137	393
Gas Delivery	23	24	19	19	18	103
Information Technology	17	17	17	17	17	85
Corporate Support and Other	18	20	12	9	6	65
Total Power Delivery	$ 716	$ 943	$ 1,099	$ 1,166	$ 1,069	$ 4,993

Note: See Safe Harbor Statement at the beginning of today's presentation.

Operational Value

- 2007 Power Delivery O&M = $667M

- Increases* from 2006 driven by:

  - Employee costs (incentives, retirements, $ 16M

    workforce regeneration)

  - System maintenance/ storm restoration $ 11M

  - Customer Service/ Call Center $ 7M

  - DSM/ Default supply (recoverable) $ 7M

  - Regulatory costs (rate cases, commission assessments) $ 4M

  - Accounting Services $ 4M

  - Bad debt $ 3M

  - Project write-offs $ 3M

- Higher O&M spend level will continue through 2008 and beyond

*Net of favorable impact resulting from ACE generation asset sale

Note: See Safe Harbor Statement at the beginning of today's presentation.

Operational Value

- 2008 Power Delivery O&M estimated at $691M (3.6% increase over 2007 level)

- New run rate reflects:
  - most recent operating experience
  - initiation of Blueprint for the Future projects
  - continued regulatory/ rate case costs
  - heavy focus on workforce regeneration and training (will have approximately 200 new craft workers on board by end of 2008)
  - escalation of labor and material costs

- Power Delivery O&M also includes various pass throughs and deferrable/ recoverable costs that range between $70-80M per year

Goal – Maintain year over year O&M growth at less than inflation rate

Note: See Safe Harbor Statement at the beginning of today's presentation.

Sales and Customer Growth by Utility

	2006 Sales (GWH) [1]	2007 Sales (GWH) [1]	Forecasted Annual Average Sales Growth 2007 – 2012 [1]	Forecasted Annual Average Customer Growth 2007 – 2012
Potomac Electric Power Company	26,719	26,786	1.2%	0.7%
Delmarva Power & Light Company [2]	13,260	13,077	1.4%	0.8%
Atlantic City Electric Company	9,937	10,021	1.4%	1.6%
Total Power Delivery	49,916	49,884	1.3%	1.0%

(1) Weather Normalized Sales
(2) Excludes Virginia



Regulatory Success

- Power Delivery is focused on customer service, reliability, and improving customer satisfaction

- Significant construction and O&M spend plans will enable improved customer satisfaction

- Actively working with regulators and legislators on vision of the Blueprint – "Day in the Life" video

- Blueprint, distribution automation, customer options will help deliver success on the regulatory front

- See Regulatory Overview for details on filings, rate base, etc.

Summary

- Significant investment planned over the next several years

- Solid track record of execution, including success in permitting, siting, and building transmission

- Blueprint for the Future – responsive to customer expectations

- Demonstrated ability to achieve reasonable regulatory outcomes

- Provides steady long-term earnings and dividend growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery



Joe Rigby

President and Chief Operating Officer

Appendix

Infrastructure Investment Strategy – Major Transmission Projects in PJM's RTEP



	Utility	Scheduled In Service	Spent Prior to 2008	Forecast 2008-12	Project Total
				(Dollars in Millions)	
New Orchard 500/230 kV Transmission Substation to alleviate PJM System overload contingency problem	ACE	May 2008	$ 18	$ 43	$ 61
Transmission upgrades at the Red Lion/Kenney 500kV Substation and replacement of 230kV breakers, to relieve area congestion	DPL	Brkr - Dec 2008 Subst-May 2009	8	8	16
Replace two 138/69kv transformers at Indian River substation to relieve overload conditions	DPL	June 2009	1	7	8
Add 4th 230/69kv Transformer at Ritchie Substation to relieve overload and congestion issues	Pepco	June 2010		15	15
Add 2nd 500/230kV Transformer at Burches Hill Substation	Pepco	June 2011	-	35	35
New 230 kV underground Transmission Lines between Benning and Ritchie Substations and other 230kv Transmission line and Substation upgrades to replace Benning and Buzzard Generating Plants.	Pepco	Dec 2011	-	185	185
Add 2nd 500/230kV Transformer at Brighton Substation	Pepco	June 2009	3	26	29
Upgrade Tower & Lines at Dickerson-Quince Orchard	Pepco	June 2011	-	20	20
Major Transmission Projects			**$ 30**	**$ 339**	**$ 369**
Other Transmission (Approximately 100 projects between $1 to $10 million each)	All			415	
Transmission Projects *				**$ 754**	

Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection, excluding MAPP

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Regulatory Overview



Tony Kamerick
Vice President & Treasurer

Regulatory Highlights

- **Four distribution rate cases completed in 2007 and early 2008**

Company	Jurisdiction	Authorized ROE	Rate Increase ($MM)	Depreciation Reduction ($MM)
Delmarva Power – Gas	DE	10.25%	$9.0	$2.1
Delmarva Power – Electric	MD	10.00%	$14.9	$0.9
Pepco	MD	10.00%	$10.6	$30.7
Pepco	DC	10.00%	$28.3	N/A
Total			**$62.8**	**$33.7**

- **DC and MD Base Case Proceedings - Phase II**
  - ➢ **MD - Service Company costs and allocations**
  - ➢ **DC - Decoupling**
- **Revenue decoupling implemented in MD, approved in concept in DC, and under consideration in DE and NJ**
- **Filings submitted in DE, MD, DC, and NJ to implement PHI Blueprint**
- **FERC formula rates in place for transmission**
  - ➢ **11.3% ROE authorized for all transmission rate base**
  - ➢ **March 2008 filing requesting 150 basis point ROE adder for $274 million of RTEP projects**

Distribution Summary as of September 2007



(Dollars in Millions)	Pepco		Delmarva Power			Atlantic City Electric	
	Maryland [1]	District of Columbia [2]	Delaware [3]	Maryland [2]	Delaware Gas [3]	New Jersey [2]	Total
Operating Income (Adjusted) [4]	$76	$70	$28	$17	$18	$67	$276
Rate Base (Adjusted) [4]	$886	$997	$405	$286	$231	$761	$3,566
Earned Return on Rate Base	8.54%	7.05%	6.89%	6.07%	7.77%	8.81%	
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%	
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%	
Most Recent Test Period Ending	Sep-06	Sep-06	Mar-05	Sep-06	Mar-06	Dec-02	
Anticipated Next Filing	TBD[5]	Late 2008	Late 2008	Early 2009	TBD[5]	TBD[5]	

(1) As filed with MD PSC in Quarterly Earned Return Report for the twelve months ended 9/30/07, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.

(2) Estimate; does not necessarily reflect the Company's rate case filing position in all respects.

(3) As filed with DE PSC in Quarterly Earned Return Report for the twelve months ended 9/30/07, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.

(4) Adjusted to annualize rates and to conform results to regulatory precedents.

(5) Contingent on cost recovery method for Blueprint.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Summary as of September 2007



(Dollars in Millions)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]	**$345**	**$284**	**$276**	**$905**
Current Authorized Return on Equity [2]	**11.3%**	**11.3%**	**11.3%**	
Estimated Annual Income, after-tax	**$19**	**$16**	**$16**	

(1) Estimated based on approved FERC Formula Method

(2) Most recent authorized return on equity is 11.3% effective 12/1/07; prior to 12/1/07, assets put in service before 2006 earned 10.8%.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Formula Rate Process

- Transmission rates for Pepco, Delmarva Power, and Atlantic City Electric are updated on an annual basis

- Formula method allows for better match between rates and costs

- Timing of cost recovery is improved by a formula method as well as current year recovery of projected capital additions

- Administratively easy because it negates need for filing rate cases annually

- Rate year is June-May; updates filed by May 15 each year

- Virtually all inputs come from FERC Form 1

- Visit PJM's website to view the rate calculations and cost support:

   http://www.pjm.com/services/formula-rates.html

Cost Recovery Proposals in the Blueprint Filings

Bill Stabilization Adjustment

- Distribution rate decoupling mechanism removes utility financial disincentive to offer/support Demand Side Management (DSM)
- Only applicable to distribution portion of bill
- Implemented in MD, approved in concept in DC, under consideration in DE and NJ

Energy Efficiency/Demand Response Surcharge

- Non-bypassable distribution surcharge
- Rate class differentiated
- 5 year recovery of costs
- Interest on unrecovered costs at utility allowed rate of return
- Similar to Maryland DSM surcharge in existence during the 1990s

AMI regulatory approach

- Timely recovery of Advanced Metering Infrastructure (AMI) capital costs over 15 year period; accelerated cost recovery of existing meters over 3 to 5 year period
- Recovery of demand response smart thermostat capital cost over 15 year period

Blueprint Filed in All Jurisdictions

Maryland

- Applications for Pepco/Delmarva Power filed on March 21, 2007
- PSC approved surcharge to recover costs of Compact Fluorescent Light program
- Pepco and Delmarva Power filed Demand Response programs in February 2008
- Additional detail on proposed Energy Efficiency programs to be filed in April 2008
- No procedural schedule in place

Delaware

- Application filed on February 6, 2007
- Legislature has established Sustainable Energy Utility (SEU) to provide energy efficiency and conservation services
- Delmarva Power to provide Demand Response programs and AMI
- Decoupling still under consideration; alternate proposal favored by Staff
- Commission decision on path forward expected during the 2nd quarter 2008

Blueprint Filed in All Jurisdictions (cont.)



District of Columbia

- Application filed on April 4, 2007
- Case split into two proceedings: energy efficiency and conservation issues transferred to open formal case
- Residential smart metering pilot (1200 participants) underway; live billing to begin July 2008
- SEU legislation introduced in City Council, modeled after Delaware SEU
- No procedural schedule in place

New Jersey

- Application filed on November 19, 2007
- All Energy Efficiency programs administered by Board's Office of Clean Energy, effective July 1, 2007
- Currently responding to discovery
- Discussions to establish a procedural schedule are underway, but not yet finalized

Transmission Incentives

- In late 2007, filed for and received 50 basis point ROE adder for RTO membership on pre-2006 transmission plant

- On March 18, 2008, filed for 150 basis point adder for eight RTEP regional-benefit upgrades with an aggregate construction cost of $274 million in Pepco, Atlantic City Electric and Delmarva Power*

- Planning to make an incentive filing in the 2nd quarter 2008 for the Mid-Atlantic Power Pathway (MAPP); we anticipate the filing will include:

  - CWIP in rate base

  - Higher ROE for large, regional-benefit upgrades

  - 100% recovery of prudently incurred costs in case of project cancellation for reasons beyond PHI's control

* See appendix for details.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Regulatory Summary

- **Demonstrated regulatory effectiveness**
  - ➢ Four distribution rate cases completed in 2007 and early 2008
  - ➢ Rate case outcomes mostly reflected commission precedent
  - ➢ Blueprint filings progressing in all jurisdictions to mitigate customer bill impacts
  - ➢ Resources in place to effectively manage multiple cases

- **Focus on timely recovery of expenditures**
  - ➢ Most expenditures to be recovered through the normal ratemaking process
  - ➢ Distribution rate case activity expected to continue over the planning horizon
  - ➢ Transmission formula rate process in place at FERC

Power Delivery Regulatory Overview



Tony Kamerick
Vice President & Treasurer

APPENDIX

Rate Case Summary

Distribution Rate Cases Completed in 2007/2008

Company	Jurisdiction	Authorized ROE	Authorized Depreciation Reduction ($MM)	Authorized Rate Increase ($MM)	Requested Rate Increase ($MM)
Delmarva Power – Gas	DE	10.25%	$2.1	$9.0	$15.0
Delmarva Power – Electric	MD	10.00%	$0.9	$14.9	$18.4
Pepco	MD	10.00%	$30.7	$10.6	$47.4
Pepco	DC	10.00%	N/A	$28.3	$43.5
Total			$33.7	$62.8	$124.3

March 2008 Incentive Filing

RTEP Projects covered by March 2008 FERC Filing:

(Dollars in Millions)

Project	Estimated Amount	In-Service Years
Pepco		
Dickerson-Station H	$20	2009, 2012
Burches Hill	$81	2011, 2012
Brighton	$39	2009, 2012
Delmarva Power		
Red Lion	$21	2009
Cool Spring	$13	2010
Oak Hall	$8	2009
Indian River	$23	2010, 2011
Atlantic City Electric		
Orchard & Mickleton	$69	2008, 2009
Total	**$274**	

The initial revenue requirement, which varies by year due to multiple in-service dates, is approximately $3 million in total for the projects.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Default Service Procurement

	Load for Bid	
	2008/09	**2009/10**
Pepco - District of Columbia [1]	25.6%	37.2%
Pepco - Maryland [1] [2]	50.0%	50.0%
Delmarva Power - Maryland [1] [2]	50.0%	50.0%
Delmarva Power - Delaware [1]	33.3%	33.3%
Atlantic City Electric - New Jersey [3]	33.3%	33.3%

(1) Includes Residential & Small Commercial
(2) Two year contracts bid twice a year; contracts start June and October
(3) Includes all fixed price load

Default Service Auction/Bidding Process

	MARYLAND (Pepco/Delmarva Power)	DISTRICT OF COLUMBIA (Pepco)	DELAWARE (Delmarva Power)	NEW JERSEY (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Board of Public Utilities approves and conducts state wide BGS auction process Power acquired in state-wide auction
Pricing	Residential based on rolling 2-year contracts; 25% bid out two times per year Small commercial customers transitioning to rolling 2-year contracts; 25% bid out two times per year; medium commercial customers bid quarterly; large commercial customers receive hourly prices	Residential and small commercial have rolling 3-year contracts bid out annually Large commercial customers have transitioned to 2-year rolling contracts	Residential and small commercial have rolling 3-year contracts bid out annually Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 1000kW on hourly prices
Switching Restrictions	None	None on residential customers; commercial customers returning to fixed priced SOS must stay for 12 months	None	None
Default Service Retail Pricing	Residential & Small commercial prices reset on June 1 and Oct 1; Medium commercial prices reset four times per year June 1, Sept 1, Dec 1 & March 1	Prices reset each June 1	Prices reset each June 1	Prices reset each June 1

Power Delivery Regulatory Summary



	Maryland	**District of Columbia**	**Delaware**	**New Jersey**	**Virginia**
2007 MWh Distribution Sales[(1)]	39%	23%	17%	20%	1%
Retail Distribution Rate Caps	Caps expired December 2006	Caps expired August 2007	Caps expired April 2006	No caps	
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/KWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/KWh margin to Pepco	Provided through a PSC approved wholesale bidding process; fixed annual margin of $2.75M	Provided through a BPU approved wholesale bidding process; no margin	
Recent Rate Case Outcomes	Electric distribution base rate case, annual pre-tax earnings increase of approximately $41.3M for Pepco and $15.8M for DPL effective 7/07	Electric distribution base rate case, annual pre-tax earnings increase of approximately $28.3M effective 2/08	Electric distribution base rate case, annual pre-tax earnings decrease of $2.7 M effective 5/06 ; gas distribution base rate case, annual pre-tax earnings increase of $11.1M effective 4/07	Electric distribution base rate case, annual pre-tax earnings increase of approximately $20M effective 6/05	Service Territory Sold Effective 1/02/08

(1)   **As a percentage of total PHI distribution sales.**

15 MINUTE BREAK

Conectiv Energy Overview



Dave Velazquez

President & Chief Executive Officer

An Eastern PJM, mid-merit focused business.



conectiv energy
A New Generation of Energy



Conectiv Energy Generating Facilities

PA
MD
NJ
DE
VA
Delta
Cumberland

Existing sites
Committed new projects (645 MW)

2007 Capacity (4,235 MW)



Units Under Contract, 12%
Peaking Units, 15%
Coal, 8%
Oil-Fired Steam, 13%
Gas Combined Cycle, 52%

Note: Excludes units under development.

Financial

Property, Plant & Equipment-12/31/07	$1,250 M
Construction Work in Process-12/31/07	$ 106 M
2006 Earnings	$ 47 M
2007 Earnings	$ 73 M
Total Inter-Company Debt	$ 650 M

Well-Positioned for Earnings Expansion and Growth



Earnings Expansion   Positive market improvements (since March 2007)
- Capacity Prices
- Natural Gas Spark Spreads
- West to East Congestion
- Renewable Energy Credit Values

Growth   Improving market conditions create upside for existing units and opportunities for additional strategic investments.
- Building new generation
- Expanding into New England and New York
- Increasing renewable energy portfolio

Market Position   Conectiv Energy believes it has a sustainable competitive advantage in PJM.
- Unique plant operating characteristics
- Favorable plant locations
- Dual fuel capability at all combined cycle plants
- Intimate knowledge of the PJM market place

Note: See Safe Harbor Statement at the beginning of today's presentations.

Looking Forward – Building on a Solid Platform



Increasing Value of Existing Assets

Investing in New Opportunities

Managing Environmental Impacts

Building Shareholder Value

Increasing Value of Existing Assets

Strengthening PJM Market

Capacity Auction results have been favorable:

		PJM Planning Year		
($/MW-Day)	**2007/08**	**2008/09**	**2009/10**	**2010/11**
Eastern MAAC	$198	$149	$191	$174
Southwest MAAC	$189	$210	$237	$174
Balance of Pool	$ 41	$112	$102	$174
DPL South	$198	$149	$191	$186

Congestion continues to provide a premium for PJM East generators:

($/MWh, on-peak; market as of 12/31/07)	**2005A**	**2006A**	**2007A**	**2008E**	**2009E**	**2010E**
West Hub to East Hub Congestion	$6.7	$3.1	$5.1	$7.4	$9.0	$9.0

State Renewable Energy Credit requirements and prices continue to increase:

	2008-2010 Bid/Ask Range as of 12/31/07	Required Class I Percentages PJM Planning Year			
		2007-08	**2008-09**	**2009-10**	**2010-11**
New Jersey	$19 - $25	2.9%	3.8%	4.7%	5.5%
Delaware	$1 - $25	2.0%	3.0%	4.0%	5.5%
Maryland	$1 - $3	1.5%	2.0%	2.5%	3.0%

Note: See Safe Harbor Statement at the beginning of today's presentations.

Additional Sources of Margin

Our business model of capturing value through asset flexibility and location premiums continues to work well.



2007 Merchant Generation & Load Service Margin



2006 Merchant Generation & Load Service Margin

Note: Categorization of 2006 amounts has been revised to be consistent with 2007.

Excellent Unit Performance



On-dispatch measures the value (dollars) that our generating units captured as a percentage of the total dollars they could have earned had they responded perfectly to every dispatch command they received.

Improvements and Additions to Existing Assets



Completed (2007)

- Increased combined cycle units' Maximum Economic Rating by 250 MW in total
- Improved Edge Moor Unit 4 steam cycle - increased efficiency by 0.4 percent.
- Renewed 2.6 Bcf of market area gas storage for 2 years through March 2010.

Planned (2008)

- Increase installed capacity for existing CC and CT assets by 100 to 200 MW for inclusion in 2011/2012 RPM auction.
- Add up to 20k Dth/day of firm gas transportation.
- Add an additional 2.5 Bcf of gas storage.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Investing in New Opportunities

New Generation

Committed Projects

- Delta Project (545 MW combined cycle)
- Cumberland Project (100 MW combustion turbine)

Other Potential Projects

- Other sites in Maryland, Delaware, Pennsylvania, New Jersey being developed for additional peaking generation
- Delta licensed for a second 545 MW block

Note: See Safe Harbor Statement at the beginning of today's presentations.

Delta Project



Existing Sites

Committed New Project

- 545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA. (East MAAC LDA for RPM capacity auctions)

- 6 year tolling agreement (June 1, 2011 – May 31, 2017) with Constellation Energy Commodities Group provides stable/predictable earnings profile

- Projected net income of $24 - $28 million per year

- Project Cost: $470 million (including owner's costs)

- Project Status
  – Land options and major permits acquired
  – Minimal transmission system upgrades (PJM Queue P04)
  – Major equipment ordered/delivery confirmed to meet commercial operation date
  – Commercial operation date – June 2011

- Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentations.

Cumberland Project



Existing Sites

Committed New Project

- 100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology.

- Projected net income of $4 - $7 million per year

- Existing CT site (Cumberland, NJ)
    - Land available for expansion (additional 100 MW unit)
    - Natural gas at site
    - Minimal transmission system upgrades (PJM Queue P06)
    - Other infrastructure and resources on site

- Project Cost: $75 million (including owner's costs)

- Project Status
    - Draft air permit and all local permits received
    - Major equipment ordered
    - Engineering substantially completed
    - Construction expected to start in April

Note: See Safe Harbor Statement at the beginning of today's presentations.

Future Potential Projects



○ **Existing Sites**
❖ **Potential Sites**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Potential Sites

- Southern MD – PJM Queue Positions filed in Prince George's and Charles County; land options executed

- Lower Delaware – PJM Queue Positions filed near Harrington; land option executed

- Southern NJ – Existing sites (Cumberland, Sherman Ave. and Atlantic City); PJM Queue Positions filed

- Central NJ – Developing viable sites in Central NJ

- South Central PA – Existing Delta site; PJM Queue Position filed for 2nd 545 MW block

Potential CT Projects

- 100 MW dual fuel combustion turbine at new or existing sites

- Based on GE LMS100 technology – very flexible and efficient CT unit

- Project cost is estimated to be $80 - $95 million; commercial operation as early as 2012

Marketing Expansion into New England and New York



Expansion into new markets consistent with Conectiv Energy's strategy

– Opportunity for additional margins in power pools that operate similarly to PJM

– Leverage existing asset management and hedging capabilities

– Low capital requirements – focused on marketing and asset management opportunities

Activities to date

– **Utility default supply contracts with various New England utilities:**

Year	Peak Load (MWs)	Annual Energy (GWhs)
2008	1,200	5,000
2009	400	1,600
2010	400	1,600

– **Generation assets under management in NY ISO**

– 38MW municipal solid waste plant

– 82MW natural gas combined cycle plant; 50% owned by CE (ESNE Project)

– **Electric Transmission into NY**

– 25MW firm transmission agreement from PJM into NYC starting in 2010.

– **Renewable Energy Credits**

– Investigating ways to generate and utilize Renewable Energy Credits in New England.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Expanding Renewable Portfolio



MAAC States Renewable Energy Requirements (Class I RECs)

Requirements in GWh:
- MD
- PA
- DE
- NJ

	Expected Class I REC's (GWh)	% of CE Total Output	% of MAAC State Requirements
Conectiv Energy's Renewable Portfolio			
2008	430 – 500	8.6% - 9.9%	8.4% - 9.8%
2009	570 – 660	11.1% - 12.8%	8.4% - 9.7%
2010	590 - 680	11.6% - 13.4%	6.6% - 7.6%

Many Eastern states have adopted renewable portfolio standards requiring a percentage of the energy sold within the state to be sourced from approved renewable sources.

- Conectiv Energy has focused its efforts on utilizing landfill methane gas to generate qualifying energy from renewable sources.

- Conectiv Energy renewable energy supply exceeds its internal needs for utility load auction participation.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Managing Environmental Impacts

Update on Delaware Multi-Pollutant Compliance



- **Regulations**
  - Impacts plants fueled with coal and residual (No. 6) oil
  - Requires plants to meet specific emission levels for NO_x, SO_2, and mercury
  - Reductions to occur in two stages, 2009 and 2012 (2013 for mercury)

- **Impact on Conectiv Energy**
  - Affects Edge Moor Units 3 and 4 (260 MW coal-fired) and Unit 5 (450 MW oil-fired)
  - Installation of the control equipment necessary to comply with the regulations is expected to cost $79 M
  - Will increase operating expenses (chemical injection and by-product removal costs), to be partially offset by producing emission credits

- **Status**
  - Conectiv Energy filed an appeal with the Environmental Appeals Board and a complaint with the Delaware Superior Court in late 2006. A decision is still pending.
  - Some of the required unit modifications have already been completed. Spring and fall outages in 2008 are planned to complete the work necessary to ensure Phase I compliance.

Update on Regional Green House Gas Initiative (RGGI)



- RGGI States: PJM (DE, MD, & NJ), NY and all New England states.

- Goal is to stabilize GHG emissions by 2014, 10% reduction by 2019.

- Cap-and-trade system on power plant emissions only – starting Jan 2009.

- Leakage will be a problem since Pennsylvania, Virginia, and some other PJM member states have not joined RGGI.

- Impacts all Conectiv Energy plants greater than 25MW, except Bethlehem and Delta (both located in Pennsylvania).

- Enabling legislation proposed in Delaware's current legislative session; passed in Maryland & New Jersey

- Allocation of credits and use of funds to be determined by regulations in each state; most are leaning towards auctioning all of the credits.

Impact of RGGI

- RGGI is expected to have a neutral to slightly positive impact on Conectiv Energy's margins.
  - At current fuel prices, combined cycle units will not dispatch ahead of coal until CO_2 prices approach $55/ton.
  - Since RGGI is regional, energy imports from non-RGGI states will tend to keep price increases lower.
  - Gas-fired combined cycles have the smallest CO_2 footprint of all fossil units; therefore, margins will increase during periods that coal and oil-fired units (with their higher CO_2 costs) are setting LMP.
  - Coal margins will decrease during on-peak hours when gas units are setting the LMP.

- Conectiv Energy is well positioned to manage the impact of RGGI due to its largely gas fired generation portfolio, its renewable energy contracts, and its Pennsylvania plants.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Hedging Update

Hedge Update

conectiv energy

A New Generation of Energy

2007 Total Gross Margins by Source


Energy Marketing (11%)
Fuel Switching (3%)
Ancillary Services (14%)
Capacity (14%)
Locational Value (9%)
Energy (53%)
Hedging and Load Service (-4%)

Capacity Hedges (12/31/07)*			
2008	2009	2010	2011
100%	100%	53%	2%

On Peak Power Hedges (MWh basis)		
Hedge Period	**Target**	**12/31/07**
Months 1-12	50-100%	94%
Months 13-24	25-75%	98%
Months 25-36	0-50%	39%

Expected generation output and capacity are well hedged for 2008. Other products such as locational value and ancillary products can only be partially hedged.

* As of February 29, 2008, the capacity hedge position was 100% for 2010 and 46% for 2011.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Financial Information

Gross Margin – Forecast Range



Total Conectiv Energy Gross Margin - Forecast Range
(including Merchant Generation and Load Service, and Energy Marketing)

* Based on 2007 actual and mid-point of 2010 range.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Gross Margin and EBITDA Forecast

(Dollars in millions)

	Energy, Hedges & Other	Capacity	Energy Marketing	Total Gross Margin	Hedge* Impact (as of 12/31/07)	Unhedged (Open) Gross Margin	O&M (± 5%)	Unhedged (Open) EBITDA
2008	$280 - $315	$70 - $75	$30 - $45	$380 - $435	$105	$485-$540	($147)	$338-$393
2009	$213 - $268	$157 - $162	$30 - $45	$400 - $475	$80	$480-$555	($145)	$335-$410
2010	$222 - $292	$203 - $208	$35 - $50	$460 - $550	$25	$485-$575	($152)	$333-$423

* Hedges include all load and fuel hedges (e.g., forward power contracts, utility load auctions, capacity sales, fuel inventory, forward fuel contracts).

Note: See Safe Harbor Statement at the beginning of today's presentations.

Gross Margin Drivers (2008-2010)

- RPM auction clearing prices should produce increasing capacity revenues.
- Standard product and default electricity supply contract hedge margins should improve.
- Spark spreads should increase reflecting improved supply/demand fundamentals.
- Entry into New England and New York markets should increase gross margins beginning in 2008.
- Cumberland plant should increase gross margins beginning mid-2009.
- No material changes to plant output.
- RGGI CO_2 emission costs begin in January 2009, and should have a neutral to slightly positive margin impact.
- Delaware multi-pollutant regulations will increase affected units' marginal costs.
- Planned maintenance costs are causing higher O&M costs in 2008.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Summary

- We have been achieving forecast gross margins – 2007 results were in the upper half of the forecast range.

- Earnings and cash flow from operations are expected to grow substantially.

- We have proven capability to construct and operate a mid-merit and peaking generation fleet.

- We are strategically expanding the business – our generation fleet, geographic footprint and renewable energy portfolio.

- Our portfolio is well positioned to manage increasing environmental requirements, including greenhouse gas regulations.

Conectiv Energy's strategy provides increasing value to PHI's investors.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Conectiv Energy Overview



Dave Velazquez

President & Chief Executive Officer

Appendix

Generation Plants – Type, Location & Rated Capacity





conectiv energy

A New Generation of Energy

PA
Bethlehem
Other
Delta (550 MW)
Edge Moor/
Hay Road
Pedricktown
Mickleton
Christiana
Sherman Avenue
West
NJ
Cedar
Deepwater
MD
Missouri Avenue
Delaware City
Cumberland/Carll's Corner
New Cumberland (100 MW)
Middle
DE
Crisfield
Chesapeake
VA
Tasley
Bayview
Owned Generation
Generation Under Contract
Committed new projects

(as of 12/31/07)

Coal Fired Baseload	MW
Edge Moor 3 & 4	260
Deepwater 6	80
Oil /Gas Fired Steam	**MW**
Edge Moor 5	450
Deepwater 1	86
Gas Combined Cycle	**MW**
Hay Road Units 1-4	552
Hay Road Units 5-8	545
Bethlehem Units 1-8	1,092
Peaking Units	**MW**
Cumberland 1	84
Sherman Avenue 1	81
Middle 1-3	77
Carll's Corner 1 & 2	73
Cedar 1 & 2	68
Missouri Avenue B,C,D	60
Mickleton 1	59
Christiana	45
Edge Moor Unit 10	13
West Sub	15
Delaware City	16
Tasley 10	26
Crisfield 1-4	10
Bayview 1-6	12
Generation Capacity Under Contract	**MW**
Chesapeake (exp. 4/2012)	315
Other (exp. 12/2008)	60
Pedricktown (exp. 6/2012)	115
ESNE (50% owned)	41

Annual capacity factors and output by fuel type (2004-2010)[1]



	2004		2005		2006		2007	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	191	62%	1,757	59%	1,814	61%	2,232	75%
Oil/Gas Fired Steam	191	11%	675	15%	115	2%	190	4%
Combined Cycle	2,635	13%	2,976	16%	2,082	11%	3,342	17%
Peaking Units	150	17%	191	3%	132	2%	146	3%

	2008 estimate		2009 estimate		2010 estimate	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,700-2,100	57%-71%	1,300-2,000	44%-67%	1,250-2,000	42%-67%
Oil/Gas Fired Steam	100-500	2%-9%	90-450	2%-8%	90-450	2%-8%
Combined Cycle	2,600-3,800	13%-20%	2,750-4,000	14%-21%	2,750-4,250	14%-22%
Peaking Units	120-300	2%-5%	175-400	2%-6%	250-500	3%-7%

(1) See previous slide for listing of individual power plants; excludes contracted assets.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Improving Natural Gas Spark Spreads



Average Spark Spreads
12 Month Rolling Forward Market Prices using On-Peak Mean at PJM Western Hub

#6 Oil - using Edge Moor delivered #6 oil (0.5% sulfur) and a 10,000 Btu/kWh heat rate
Natural Gas - using TETCO M3 delivered natural gas and an 8,000 Btu/kWh heat rate

Source:
PJM Western Hub electricity - broker quotes
Natural Gas - NYMEX contracts
TETCO M3 Basis - broker quotes



Marginal Costs at Various CO2 Prices

conectiv energy
A New Generation of Energy



Marginal Unit Costs at Various CO2
Allowance Prices

Gas CC @
$10.2/mmbtu

Coal @ $4.5/mmbtu

Coal to Gas CC
crossover @ CO2
= $55/ton

Marginal Cost $/MWh

CO2 $/Ton

- In PJM, at current fuel prices, combined cycle plants will not dispatch ahead of coal plants until CO_2 prices approach $55/ton.

- Gas/coal crossover dependent on fuel prices, heat rates and variable O&M.

- ICF, EPRI and others predict nuclear, renewables, carbon capture and sequestration will become viable at a $15/ton to $30/ton CO_2 price.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Conectiv Energy – Combined Cycle Unit Operation





Combined Cycle Design



	Conectiv Energy Combined Cycle Design	Typical Combined Cycle Design
Time for CT's to Reach Full Load	20 Minutes	2 Hours
Ability to Run only CT's	Yes	No
Minimum Run Time (hours)	4	8-16
Allowable Starts per Day	2	1
Multi-fuel Capability (natural gas and No. 2 oil)	Yes	No
Multi-Pipeline Access	2 or 3	1

Projected Capital Expenditures

Dollars in Millions	2008	2009	2010	2011	2012
"Base" Amount	$ 6	$ 8	$ 13	$ 14	$ 9
Environmental					
- DE Multi-Pollutant (Total Cost = $79)	38	19	13	2	0
- Other	3	2	-	2	0
New Projects					
- Cumberland (Total Cost = $75)	46	5	-	-	-
- Delta Site (Total Cost = $470)	62	195	136	14	-
Total	$155	$229	$161	$ 28	$ 9

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Energy Services Overview



John Huffman

President & Chief Operating Officer

Business Overview



PES Retail Electric Supply Markets



- Core PJM Markets
- Expansion Markets

- PES provides retail energy supply and services to large energy users

- Primary business driver: retail electric supply
  - 80% of business in Core PJM markets

- PES also provides:
  - Retail natural gas supply
  - Energy efficiency services
    - Performance contracting
    - Cogeneration, thermal energy supply

- While not part of its strategy, PES also owns
  - 790 MW SWMAAC peaking generation
  - Retirement in 2012

Key Metrics	2006	2007
Earnings ($ in millions)	20.6	38.4
Year-End Load Served (MW)	3,544	4,294
MWh Delivered (in millions)	12.9	19.0

Competitive Advantage

PES is well positioned to continue growing profitably in the competitive retail marketplace

Strong Market Position

- 5th largest U.S. retail electric supplier

- 30%-plus competitive market share in core PJM market

- Expansion markets provide upside earnings growth

Successful Track Record

- Experienced management team
- PJM market knowledge
- Successful, long-tenured sales force
- Efficient back-office operations
- Measured entry into new markets

Marketer	Market Share	MW Under Contract
1. Constellation NewEnergy	19%	16,200
2. Reliant Energy	11%	9,600
3. Integrys Energy Services	7%	5,620
4. Suez Energy Resources	6%	5,120
5. Pepco Energy Services	5%	4,515

KEMA Retail Marketer Survey, March 2008

Note: See Safe Harbor Statement at the beginning of today's presentations.

New Business Activity



Electric market remains healthy following record 2006

- PES's contract signings have grown at a 29% compounded annual growth rate since 2004

- Gross margins for new business held steady at approximately $3 per MWh

- Average term length for new business decreased slightly to 1.25 years

- Retention rates improved to 70% in 2007, up from 61% in 2006



Electric Contract Signings
millions of MWh

Risk of customers returning to utilities has decreased



12/31/06

38%

62%

Fewer PES customers have 1-year fixed-price SOS available

12/31/07*

30%

70%

PES Load having utility fixed-price SOS available

Not available

*Includes rule changes in Chicago and Pittsburgh effective June, 2008

Foundation for Continued Growth



PES replenished its backlog while delivering a record 19 million MWh in 2007



MWh Deliveries and Backlog
in millions MWh

□ Delivered   ■ Backlog at 12/31/07

Deliveries have grown at a 33% compounded annual growth rate since 2004

Conservative Supply Approach

- PES manages toward a flat book and does not engage in speculative trading

- 2007 gross margins consistent with PES's expected range of $3 per MWh



Electric Realized Gross Margin
$ per MWh

2006 benefited from excess supply gains

- Gross margins are typically highest during shoulder months

- Volatile weather conditions affect customer usage and can negatively impact gross margins

  – PES uses a variety of hedging tools to mitigate this variability

Scalable Growth Platform

- PES's fundamental strategy is to serve large energy users

- By focusing only on large customers, PES keeps its G&A costs low

  – Small commercial customers require a significantly higher G&A to serve; similar to residential customers



Electric Business G&A
$ per MWh

- PES has managed credit risk effectively

  – Approximately 90% of PES customers are federal government entities or are covered by credit insurance

- PES has built a solid platform for growth

  – Continued benefits from operational leverage as load grows
  – Scalable for future growth in new markets

Expansion Markets Provide Growth

pepco Energy Services


C&I Market Size
0
10
20
30 GW
Switched to competition
Not yet switched; still with utility
MD, DC, DE
New Jersey
Pittsburgh
Rest of PA
New York
Illinois
New England
Texas

Core PJM Markets

- Strong competitive position
- 30%-plus competitive market share
- High retention rates
- Rate caps in rest of Pennsylvania end starting in 2010

Active Expansion Markets

- Serving 780 MW* in New York, Illinois and New England; up from 400 MW prior year
- Expansion markets provide significant growth opportunities
- Starting small and slow in Texas

Source: KEMA, PUC websites, internal estimates

*As of 12/31/07

Energy Services



> **The Energy Services business is well positioned for a high energy price, carbon-constrained environment**

Strategic Focus:

- Deliver and grow long-term contracts
    - Central Thermal Energy Facilities
        - Atlantic City, NJ
        - Wilmington, DE
        - Washington Convention Center
    - 21 MW cogeneration; National Institutes of Health
    - Energy O&M contracts

- Construct Energy Savings Performance Contracting projects

- Build landfill gas-to-energy project portfolio
    - 16 MW of projects in operation, construction, and development

$614 million estimated Revenue Backlog Under Long-Term Contract

($ in millions)



- **Central Thermal Energy Facilities**
- **NIH Cogeneration**
- **Energy O&M contracts**

Power Plants

- Power plants are old and scheduled for retirement in May 2012

- Capacity has been used to hedge PES retail load obligations

  – Reliance on the plants will decrease over time:

	% of Capacity used to Hedge Retail Load
2007	**100%**
2008	**88%**
2009	**33%**
2010	**0%**

- **Benning Road**   **550 MW**
  - Oil fired
  - Steam turbines
  - 2 units
- **Buzzard Point**   **240 MW**
  - Oil fired
  - Combustion turbines
  - 15 units
- **Total Capacity**   **790 MW**
- **Both in SWMAAC**

- However, the plants are subject to poor reliability and forced outages that could result in significant RPM charges

- The P&L performance of the power plants will be a function of their reliability

Note: See Safe Harbor Statement at the beginning of today's presentations.

Earnings Growth





PES Net Income
(millions $)

- 2007 earnings driven by continued growth in the electric business

  – Delivered MWh increased by 48%

Note: See Safe Harbor Statement at the beginning of today's presentations.

Summary

PES delivers shareholder value by executing key strategic initiatives



Grow Customer Load
Optimize Margins, Manage Risk
Penetrate New Markets
Grow Energy Services
Building Shareholder Value

Pepco Energy Services Overview



John Huffman

President & Chief Operating Officer

APPENDIX

Gross Margins by Business



Operating Summary

(Millions of dollars)	Three Months Ended Dec 31,		Twelve Months Ended Dec 31,	
	2007	2006	2007	2006
Retail Electric Sales (GWh)	4,903	3,769	19,025	12,892
Operating Revenue	$622.2	$463.4	$2,309.1	$1,668.9
Cost of Goods Sold	575.5	426.7	2,161.7	1,531.1
Gross Margin	46.7	36.7	147.4	137.8
Gross Margin Detail:				
Retail Energy Supply [4]	29.3 [1]	21.2	85.9 [2]	76.8
Energy Services	17.4 [3]	15.5	61.5 [3]	61.0
Total	46.7	36.7	147.4	137.8
Operation and Maintenance Expenses	19.4	18.7	75.1	69.4
Depreciation	2.8	3.0	12.1	11.8
Impairment Loss [5]	0.4	(0.2)	2.0	18.9
Operating Expenses	22.6	21.5	89.2	100.1
Operating Income	$ 24.1	$ 15.2	$ 58.2	$ 37.7

(1) Retail Energy Supply gross margin increased quarter-over-quarter due to higher capacity prices, higher electric volumes, and more favorable congestion costs.

(2) Retail Energy Supply gross margin increased year-over-year due to higher electric volumes, higher capacity prices and more favorable congestion costs, partially offset by gains on the sale of excess supply in 2006.

(3) Energy Services gross margin increased quarter-over-quarter and year-over-year primarily due to higher margins on construction and services projects.

(4) Includes power generation.

(5) Impairment loss on certain Energy Services assets.

Financial Overview



Paul Barry

Senior Vice President and Chief Financial Officer

Financial Objectives

- **Deliver Value**

  ➤ **Expand investment in utility infrastructure with constructive rate case outcomes**

  ➤ **Continue investment in competitive energy businesses to provide earnings growth and diversification**

  ➤ **Increase dividend commensurate with utility earnings growth**

- **Strengthen Financial Position**

  ➤ **Maintain an overall equity ratio in mid to high 40% range**

  ➤ **Continue to improve credit metrics, with the goal of achieving a BBB+/Baa1 rating**

  ➤ **Maintain liquidity position in line with growing businesses**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Major 2008-2012 Earnings/Cash Drivers



- **$5.7 billion construction expenditure program**

- **Timely regulatory recovery through new distribution rate case filings**

- **Incentives related to large transmission projects**

- **Completion of construction projects on time**

- **Meeting O&M targets**

- **Power, fuel and capacity prices**

- **Environmental regulation**

- **Anticipate issuance of $1.2-$1.5 billion in equity/equity like securities; first issuance targeted for 2009**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Major 2008 Earnings/Cash Drivers



- Impact of 2007 Maryland and Delaware Rate Case decisions

- Impact of 2008 District of Columbia Rate Case decision

- New transmission rates set 6/1/07 and to be set 6/1/08

- Higher gross margins at Conectiv Energy

- Meeting O&M targets

- Dilution from 2007 Common Stock Issuance

* As compared to 2007

Note: See Safe Harbor Statement at the beginning of today's presentations.

Construction Expenditures – Building Long-Term Value



Construction Expenditures*

Millions

- **Transmission**
- **MAPP**
- **Distribution**
- **Blueprint**
- **Competitive/Other**

2007 Actual $623: $153, $0, $401, $69
2008 $896: $180, $28, $447, $61, $180
2009 $1,187: $133, $179, $501, $130, $244
2010 $1,275: $237, $241, $485, $136, $176
2011 $1,210: $270, $273, $510, $113, $44
2012 $1,095: $161, $188, $621, $99, $26

* Projected construction expenditures as reported in 2007 Form 10-K

Note: See Safe Harbor Statement at the beginning of today's presentations.

Power Delivery – A Driver of Growth



Projected Net Plant

Dollars in Millions

10% CAGR (2007-2012)

		Electric Distribution	Gas Distribution	Transmission
2007 Actual	$5,705	$4,138	$274	$1,293
2008	$6,164	$4,425	$286	$1,453
2009	$6,830	$4,819	$298	$1,713
2010	$7,630	$5,190	$305	$2,135
2011	$8,469	$5,544	$311	$2,614
2012	$9,193	$5,988	$316	$2,889

■ Electric Distribution ■ Gas Distribution ■ Transmission

Total Plant in Service Growth - 61%	Electric Distribution Plant in Service Growth - 45%	Transmission Plant in Service Growth - 123%

See appendix for calculation of net plant and details by company.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Projected Net Cash From Operations

Dollars in Millions

Projected Net Cash From Operations Range

2008	2009	2010	2011	2012
$600 – $700	$600 – $700	$750 – $850	$850 - $950	$950 – $1,100

➢ Approximately 70% to 80% of net cash from operations is generated by Power Delivery

➢ The increase in cash in 2010 – 2012 is driven by transmission investment, rate relief, and higher Conectiv Energy gross margins

Note: See Safe Harbor Statement at the beginning of today's presentations.

Net Funding Requirements

Financing Summary 2008 – 2012 (dollars in billions)

- Debt

Utilities	$1.9
PHI	(0.5)
Total	$1.4

- Equity/Equity Like $1.2 - $1.5

Financing – 2008

- No equity currently planned (beyond the DRIP), first issuance targeted for 2009
  - Equity issuance planned for 2008 was completed in 2007
- Utility debt – net issuance of $400-$500 million planned

Note: See Safe Harbor Statement at the beginning of today's presentations.

Capital Structure Objectives

	12/31/09 Projected Equity Ratio*	Target Percentage Range
PHI	48%	Mid to High 40s
Pepco	48%	High 40s
Delmarva Power	48%	High 40s
Atlantic City Electric	48%	High 40s

➢ **At year-end 2007, our consolidated equity ratio was 46%*; achieving our minimum target equity ratio**

➢ **Our financing plan results in a strengthened equity ratio by 2009**

* Calculation excludes securitized debt and capital lease obligations; includes unamortized debt premium/discount. See appendix for 2007 calculation.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Credit Rating Objective

Continue to improve credit metrics, with the goal of achieving a BBB+ / Baa1 rating

- Provides cushion against market downturns or economic events

- Ensures adequate access to capital markets under most conditions

- Provides lower cost to utility customers

PHI's plan to achieve this objective:

- Continue to maintain a low risk profile
  - ➢ Utility operations remain the predominate source of earnings
  - ➢ Competitive Energy businesses continued use of hedges

- Continue to focus on investment in infrastructure

- Timely rate case filings

- Meet financing needs with a mix of debt and equity to achieve and maintain a consolidated equity ratio in the mid to high 40% range

We are committed to maintaining investment grade ratings

Credit Facility Borrowing Capacity



(Dollars in Millions)	Pepco Holdings, Inc.		Operating Utilities		Consolidated Total	
Credit Facility Capacity	$	875	$	625	$	1,500
CP Outstanding		0		137		137
LOC Outstanding		187		5		192
Total Outstanding		187		142		329
Total Unused Capacity At 12/31/07	$	688	$	483	$	1,171

- Multi-year facility matures in 2012
- Provides for the option of one year extensions annually
- Provides for the option to increase the line by $500 million

Total Return 2007



Pepco Holdings Total Shareholder Return vs. S&P 500 Index & Peer Group

Legend: POM (+17.1%) — S&P 500 Index (+5.5%) — Peer Group (+7.2%)

Source: Thomson Financial, Peer Group data is equally weighted for purposes of the Total Return calculation.
Peer Group consists of the following companies: AYE, LNT, AEE, CNP, CMS, ED, DPL, DTE, EAS, GXP, HE, NI, NU, NST, POM, OGE, PNW, PPL, PSD, SCG, SRE, SRP, TE, WR, WEC, XEL

Total Return – 2005 through 2007



Source: Thomson Financial, Peer Group data is equally weighted for purposes of the Total Return calculation.
Peer Group consists of the following companies: AYE, LNT, AEE, CNP, CMS, ED, DPL, DTE, EAS, GXP, HE, NI, NU, NST, POM, OGE, PNW, PPL, PSD, SCG, SRE, SRP, TE, WR, WEC, XEL

Stable, Secure Dividend

- **Increased dividend 4% in January 2008 to an equivalent annual rate of $1.08 per share**

- **Current dividend yield is 4.3%***

- **Dividend growth commensurate with utility earnings growth**

* As of March 28, 2008.

See Safe Harbor Statement at the beginning of today's presentations.

Building Value

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Earnings Growth Potential* – Driven by T&D utility infrastructure investments, constructive regulatory outcomes and competitive energy business growth

  - ➢ Power Delivery – 10% CAGR of Net Plant (2007-2012)
    - – Transmission – 17% CAGR
    - – Electric Distribution – 8% CAGR

  - ➢ Conectiv Energy – 16% CAGR of total Gross Margin (2007-2010)

- *Secure Dividend* – Power Delivery earnings growth enables steady long-term dividend growth

Note: See Safe Harbor Statement at the beginning of today's presentations.

Financial Overview



Paul Barry
Senior Vice President and Chief Financial Officer

Appendix

Sales and Financial Information



Potomac Electric Power Company

Electric GWh Sales		
	Delivered Sales *	**SOS Sales**
2007 Actual	27,451	12,113
Projected:		
2008	27,200	11,600
2009	27,500	11,700
2010	27,800	11,800
2011	28,100	12,000
2012	28,500	12,100

Construction Expenditures and Depreciation (Dollars in Millions)						
	Construction Expenditures			**Depreciation & Amortization**		
	Transmission	Distribution	Total	Transmission	Distribution	Total
Projected:						
2008	$62	$231	$293	$18	$123	$141
2009	$136	$293	$429	$19	$129	$148
2010	$197	$285	$482	$20	$137	$157
2011	$168	$307	$475	$26	$144	$170
2012	$62	$347	$409	$34	$152	$186

* Weather normalized GWh sales for 2007 were 26,786; 2008-2012 shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information



Delmarva Power & Light Company

Electric GWh Sales			Gas Mcf (000s) Sales
	Delivered Sales	SOS Sales	Gas Sales
2007 Actual	13,262 (1) (2)	7,752 (2)	20,700
Projected:			
2008	13,300	7,600	20,900
2009	13,400	7,700	20,900
2010	13,600	7,800	20,800
2011	13,800	7,900	21,200
2012	14,000	8,000	21,600

Construction Expenditures and Depreciation (Dollars in Millions)

	Construction Expenditures				Depreciation & Amortization			
	Transmission	Electric Distribution	Gas Delivery	Total	Transmission	Electric Distribution	Gas Delivery	Total
Projected:								
2008	$68	$133	$23	$224	$14	$45	$11	$70
2009	$159	$186	$24	$369	$16	$51	$12	$79
2010	$255	$192	$19	$466	$18	$56	$12	$86
2011	$328	$161	$19	$508	$19	$61	$13	$93
2012	$237	$154	$18	$409	$21	$64	$13	$98

(1)   Weather normalized GWh sales for 2007 were 13,077; 2008-2012 shown as weather normalized.
(2)   Excludes Virginia

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information

Atlantic City Electric Company

Electric GWh Sales		
	Delivered Sales *	BGS Sales
2007 Actual	10,187	8,167
Projected:		
2008	10,100	7,500
2009	10,300	7,600
2010	10,400	7,800
2011	10,600	7,900
2012	10,700	8,000

Construction Expenditures and Depreciation (Dollars in Millions)						
	Construction Expenditures			Deprecation & Amortization		
	Transmission	Distribution	Total	Transmission	Distribution	Total
Projected:						
2008	$78	$121	$199	$15	$30	$45
2009	$17	$128	$145	$17	$34	$51
2010	$26	$125	$151	$18	$37	$55
2011	$47	$136	$183	$19	$41	$60
2012	$50	$201	$251	$20	$45	$65

* Weather normalized GWh sales for 2007 were 10,021; 2008-2012 shown as weather normalized.

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI Investments/Other Non-Regulated



- **Provides a supplement to earnings and cash flow through existing energy related financial investment portfolio.**

- **Investment portfolio assets primarily consist of cross-border energy lease transactions and venture capital funds.**

- **Investment portfolio generates approximately $35 million in annual earnings and $60 million in annual cash flow.**

PCI Energy Leasing Portfolio



Potomac Capital Investment (PCI)
As of December 31, 2007

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 95
95	Australia	Co-Fired Generation (700 MW)	100%	2019	186
99	Netherlands	Gas Transmission/Distribution	100%	2025	245
99	Netherlands	Gas Transmission/Distribution	100%	2025	150
01	Austria	Hydro Generation (781 MW)	56%	2035	249
02	Austria	Hydro Generation (184 MW)	100%	2030-36	163
02	Austria	Hydro Generation (239 MW)	100%	2033-42	215
02	Austria	Hydro Generation (80 MW)	100%	2039	81
					$ 1,384

Cross-Border Leases

- **Current Status – IRS Audit**

  - The IRS is challenging tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties.

  - On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns which disallows the tax benefits claimed by PHI for these tax years.

  - PHI filed a protest letter in August 2006 against the proposed adjustments. We anticipate an appeals meeting in the first half of 2008.

  - PHI believes the IRS issue will most likely take several years to resolve.

  - PHI's leveraged lease portfolio under audit generates approximately $60 million per year in tax benefits and is a major component of PHI Investments' annual earnings of approximately $35 million.

- **Current Status – Proposed Tax Legislation**

  - On December 14, 2007, the U.S. Senate passed its version of the Farm bill which contains a provision that would apply passive loss limitation rules to leases with foreign tax indifferent parties.

  - On July 27, 2007, the U.S. House of Representatives passed its version of the bill which does not include any provision that would modify the current treatment of leases with tax indifferent parties.

  - The U.S. House of Representatives and the U.S. Senate are expected to hold a conference in the near future to reconcile the differences.

Net Plant in Service Projection

(Dollars in Millions)

	Net Plant* as of 12/2007	Expenditures 2008- 2012	Depreciation 2008- 2012	Net Plant 12/2012
Electric Distribution:				
Pepco	$ 2,450	$ 1,463	$ 685	$ 3,228
Delmarva Power	887	826	278	1,435
Atlantic City Electric	801	711	187	1,325
Total	4,138	3,000	1,150	5,988
Gas Distribution:				
Delmarva Power	274	103	61	316
Electric Transmission:				
Pepco	451	625	117	959
Delmarva Power	405	1,047	88	1,364
Atlantic City Electric	437	218	89	566
Total	1,293	1,890	294	2,889
Total	$ 5,705	$ 4,993	$ 1,505	$ 9,193

* Net plant is plant in service plus CWIP less depreciation reserve. Historically, net plant is in the range of 95% - 130% of rate base.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Net Plant in Service Projection (cont.)

(Dollars in Millions)

	2007 Actual	2008 Projected	2009 Projected	2010 Projected	2011 Projected	2012 Projected
Distribution - Electric						
Pepco	$2,450	$2,559	$2,722	$2,870	$3,034	$3,228
DPL	887	974	1,110	1,246	1,341	1,435
ACE	801	892	987	1,074	1,169	1,325
Total Distribution	4,138	4,425	4,819	5,190	5,544	5,988
Distribution - Gas						
DPL	274	286	298	305	311	316
Transmission						
Pepco	451	494	611	788	930	959
DPL	405	459	602	839	1,148	1,364
ACE	437	500	500	508	536	566
Total Transmission	1,293	1,453	1,713	2,135	2,614	2,889
Total Distribution & Transmission	**$5,705**	**$6,164**	**$6,830**	**$7,630**	**$8,469**	**$9,193**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Construction Expenditures Comparison



Dollars in Millions	2008	2009	2010	2011	2012	2008-2012
2006 Approved Plan	$ 618	$ 535	$ 603	$ 758	N/A	
Key Drivers of Change						
Power Delivery:						
Reliability	$ (1)	$ 40	$ 51	$ 23		$ 113
Load Growth	(1)	32	(18)	(41)		(28)
Customer Driven	(4)	(3)	9	12		14
Transmission Capacity	63	60	179	220		522
Blueprint for the Future	61	130	136	113		440
MAPP	28	179	241	273		721
Other	10	16	(3)	(7)		16
	$ 156	$ 454	$ 595	$ 593		$ 1,798
Competitive Businesses:						
DE Multi-Pollutant Regulations	$ 21	$ 18	$ 3	$ (8)		$ 34
Generation Capacity Additions	96	185	75	(133)		223
Other	5	(5)	(1)	-		(1)
	$ 122	$ 198	$ 77	$ (141)		$ 256
2007 Approved Plan	$ 896	$ 1,187	$ 1,275	$ 1,210	$ 1,095	

Note: See Safe Harbor Statement at the beginning of today's presentations.

Calculation of Equity Ratio

As of December 31, 2007

Millions of Dollars

	PHI
Common Equity	$ 4,018
Preferred Stock	6
Long-term Debt	4,175
Transition Bonds Issued by ACE Funding	433
Long-term Project Funding	21
Short-term Debt	289
Current Maturities of Long-term Debt	332
Adjustments:	
Less: Securitized Debt	(464)
Add: Unamortized Debt Premium/Discount	6
	$ 8,816
Common Equity Ratio	**45.6%**

Reconciliation of Earnings Per Share



	GAAP EPS to EPS Excluding Special Items	

	Twelve Months Ended December 31	
	2007	**2006**
Reported (GAAP) Earnings per Share	$ 1.72	$ 1.30
Special Items:		
Impairment loss on energy services assets	-	0.07
Gain on disposition of interest in a co-generation facility	-	(0.04)
Maryland income tax settlement	(0.09)	-
Mirant bankruptcy damage claims settlement	(0.10)	-
Net Earnings per Share, excluding Special Items	$ 1.53	$ 1.33

Note: Management believes the special items are not representative of the Company's ongoing business operations.

2007 Financial Performance - Drivers



2006 Earnings Per Share Excluding Special Items	$ 1.33

Power Delivery
• Weather	0.14
• Revenue - Maryland Rate Orders	0.06
• Depreciation/Amortization – Maryland Rate Orders	0.06
• Operation and Maintenance Expense	(0.15)
• Income tax adjustment	(0.07)
• Other, net	(0.03)

Conectiv Energy
• Merchant Generation & Load Service	0.21
• Energy Marketing	(0.02)
• Other, net	(0.02)

Pepco Energy Services
• Retail Energy Supply	0.01
• Energy Services	0.01

2007 Earnings Per Share Excluding Special Items	$ 1.53

2007 Financial Performance - Drivers *



Power Delivery results driven by:

- Higher weather related sales; cooling degree days up 17% and heating degree days up 12%
- Impact of Maryland distribution base rate orders for Pepco and Delmarva Power
- Higher Operation and Maintenance expenses

Conectiv Energy results driven by:

- Higher generation output of 43% from more favorable weather, improved availability at Hay Road and Deepwater generating plants and improved energy spark spreads
- Higher capacity prices favorably impacted gross margins
- Lower Energy Marketing gross margin primarily from a decrease in oil and gas marketing margins
- Higher Operation and Maintenance expenses from increased planned generating plant outages

Pepco Energy Services results driven by:

- Higher Retail Energy Supply gross margin from higher electric volumes, higher capacity prices and more favorable congestion costs
- Higher Energy Services gross margins on construction and services projects

* 2007 compared to 2006; excluding special items.



BUILDING VALUE

PHI
Pepco Holdings, Inc

Pepco Holdings, Inc. Analyst Conference
Washington, D.C.
April 4, 2008